Item 77-E

VALIC Company II on behalf of the VALIC Company II Core Bond Fund filed a lawsuit on September 30, 2002, in the United States District Court for the Southern District of Texas, Houston Division against various investment banks that underwrote Osprey Notes. The Osprey Notes were senior secured notes issued by the Osprey Trust, an Enron-related special purpose entity. The VALIC Company II Core Bond Fund purchased Osprey II Notes from the Osprey II Syndicate for $700,000 and in the aftermarket from CSFB for $187,460. As of the date of this N-SAR filing, the outcome of this litigation is unknown.

American International Group, Inc. filed a lawsuit on June 11, 2003, in the Dallas County, Texas, Judicial District Court on its own behalf as well as on behalf of its affiliates including the VALIC Company II Strategic Bond Fund, against the underwriters of four series of WorldCom Bonds. The VALIC
Company II Strategic Bond Fund purchased $1,050,000 of the 7.50% Notes due 2001 issued May 9, 2001. The lawsuit alleges violations of Section 11 and 12(a)(2) of the Securities Act of 1933 based on various misstatements and omissions contained in connection with the offering of the Notes. As of the date of this N-SAR filing, the outcome of this litigation is unknown.